

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-mail
Curt Christianssen
Chief Financial Officer
Manhattan Bancorp
2141 Rosecrans Avenue, Suite 1100
El Segundo, CA 90245

>   **Re: Manhattan Bancorp**
>   **Registration Statement on Form S-1**
>   **Filed November 16, 2012**
>   **File No. 333-185007**

Dear Mr. Christianssen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note your disclosure that you may extend, cancel, modify or amend the rights offering prior to the expiration of the rights offering for any reason. Please revise to add a date after which you may not extend the rights offering.

Questions and Answers Relating to the Rights Offering

What are the basic subscription rights?, page 1

2. Please tell us why you have reserved your right to not offer shares to, or honor subscription rights from, any person who is not a resident of California. In addition, please explain your analysis as to why this restriction is permitted under the securities laws. Finally, please tell us whether, to your knowledge, any of your current shareholders are non-residents of California.

<u>If the rights offering is not completed, will my subscription payment be refunded to me?, page 4</u>

3. Revise this section to clarify for investors that there is no minimum offering amount.

4. Revise your disclosure to state that you will promptly return subscription funds in the event that the offering is not completed.

<u>Deregistration, page 9</u>

5. In this section and in the Current Report on Form 8-K filed on November 16, 2012 you state that you intend to deregister your shares after the completion of the rights offering. Please revise this section to clarify your obligations under Section 15(d) of the Securities Exchange Act of 1934. Consider making appropriate revisions to your other public disclosures on the matter.

<u>Risk Factors, page 12</u>

<u>We are selling our securities on a "best efforts" basis and there is no minimum…, page 20</u>

6. Revise the heading and body of this risk factor to call attention to the main risk to investors from the fact that you do not have a minimum offering amount. In particular, the key risk that this risk factor appears to address is the fact that any investor who purchases in the rights offering may be one of only a few who purchase and so they may be investing in a company that continues to need more capital.

<u>Trading in our common stock has been very limited…, page 21</u>

7. Split this risk factor into two separate risk factors so that investors are made aware of the risks associated with your historically low trading volume and the separate risks presented by your planned deregistration and corresponding decrease in publicly available information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or myself at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Joshua A. Dean
        Bingham McCutchen LLP